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SECURIT:  :SION

08029220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elite Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___800 Bering Drive_____Suite 105_____
(No. and Street)

Houston   TX   77057
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Daniel L. Springer   713-507-1000
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Edward Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)
   15565 Northland Drive Suite 508 West Southfield, MI. 48075

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR. 2 8 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Daniel L. Springer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Elite Securities, Inc._____ , as of ___December 31,_____, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ELIZABETH A. EHLERT
Notary Public, State of Texas
My Commission Expires
February 24, 2008

Notary Public

Signature
Daniel Springer
___President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELITE SECURITIES, INC.
AUDIT REPORT
December 31, 2007

Elite Securities, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2007
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2007

TABLE OF CONTENTS

Page Number

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 25, 2008

Board of Directors
Elite Securities, Inc.
800 Bering Drive Suite 105
Houston , TX 77057

I have audited the accompanying balance sheet of Elite Securities, Inc. , as of December 31, 2007, and
the related statements of income, retained earnings, changes in stockholder's equity, changes in liabilities
subordinated to claims of genral crediors, and cash flows for the years then ended that you are filing
pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. My responsibility is to express an opinion on these
financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the
financial position of Elite Securities, Inc. as of December 31, 2007, and the results of its operations,
reatined earnings, changes in stockholders equity, and cash flows for the year then ended in conformity
with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken
as a whole. The information contained in the supplemental schedules of computation of net capital,
computation of basic net capital requirement, computation of aggregate indebtedness, exemptive
provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general
creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for
additional analysis and are not a required part of the basic financial statements, but are supplementary
information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has
been subjected to the auditing procedures applied in the audit of the basic financial statements and, in
my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr CPA.

Edward Richardson Jr., CPA

Elite Securities, Inc.
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS

Cash In Bank	$	47,254.97
Cash in Bank		10,657.48
Total Current Assets		57,912.45

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	57,912.45

Elite Securities, Inc.
BALANCE SHEET
As of December 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY

Capital Stock, $0.01 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10.00
Paid in Excess	15,990.00
Retained Earnings	41,912.45
Total Stockholders' Equity	**57,912.45**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 57,912.45**

Elite Securities, Inc.
INCOME STATEMENT

12 Months Ended
December 31, 2007

Sales

Commissions Earned	$	105,863.93
Interest Income		278.66
Miscellaneous Income		35,000.00
Less Returns & Allowances		0.00
Total Sales		141,142.59
Gross Profit		141,142.59

Operating Expenses

Commission Expense	19,900.50
Management Fees	10,920.00
Licenses	4,190.00
Legal Fees	4,310.00
Rent	240.00
Telephone	420.00
Internet Service	40.00
Bonus	70,000.00
Total Operating Expenses	110,020.50
Operating Income (Loss)	31,122.09
Net Income (Loss)	$ 31,122.09

Elite Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 31,122.09
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	0.00
Total Adjustments	0.00
Net Cash Provided By (Used in) Operating Activities	31,122.09
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,122.09
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,247.59
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 57,912.45

Elite Securities, Inc.
Statement of Changes in Stockhoder's Equity
For the Year Ended December 31, 2007

	Common Stock		Paid in Capital		Retained Earnings		Total Stockholder's Equity
Balance at December 31, 2006	$ 10	$	15,990	$	9,248	$	25,248
Prior period adjustment					1,542		1,542
Net Income for the year ended December 31, 2007	-		-		31,122		31,122
Capital Transactions	-		-		-		-
Balance at December 31, 2007	$ 10	$	15,990	$	41,912	$	57,912

Elite Securities, Inc.
Statement of Retained Earnings
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	9,248
Prior period adjustment		1,542
Net Income for the year ended December 31, 2007		31,122
Balance at December 31, 2007	$	41,912

ELITE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Elite Securities, Inc. (the Company) was incorporated in the State of Texas effective August 28, 2001 and subsequently elected "S" Corporation status for federal income tax purposes effective January 1, 2002. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in variable annuities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the Financial Institution Regulatory Authority (FINRA) of which the Company is a member. The Company's customers are obtained primarily through other third-party broker-dealers. The company's primary source of revenue is from commissions paid directly by broker/dealers' divisions of life insurance underwriters.

The Company markets variable annuities in accordance with the exemption under 15c3-3(k)(1).

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -- Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the underwriter through submitted commission statements.

ELITE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Income taxes
Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the computation of the ratio of aggregate indebtedness to net capital at December 31, 2007, or in the procedures followed in making the periodic computation required. At December 31, 2007, the Company had net capital of $57,912 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2007. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – RELATED PARTY TRANSACTIONS

During 2007, the Company paid management and administrative fees of $10,920 to Elite Insurance Agency dba Elite Marketing Group. (See Note E)

NOTE D – COMMITMENTS

The Company has entered into several selling arrangements with various brokerage companies whereby the brokerage firms sells certain variable insurance policies to its clients. The brokerage companies have agreed to use its best efforts to solicit and sell the contracts.

NOTE E – ADMINISTRATIVE FEES

Under a services agreement dated July 22, 2002 , Elite Insurance Agency provides the Company administrative support services, including payment and administration of employee's salaries and payment and administration of certain accounts payable. The agreement is for a term of one year and automatically renews on a year-to-year basis until terminated by either party with a thirty day written notice.

NOTE F – RENT

During 2007, Elite Securities, Inc. paid $240 to Elite Insurance Agency dba Elite Marketing Group.

NOTE G – PRIOR PERIOD ADJUSTMENT

The prior period adjustment represented an amount of $1,542 of income that was reported incorrectly. The effect of the adjustment represented was a decrease of revenue of $1,542 for the period ended December 31, 2007. The adjustment represented an increased of revenue $1,542 in the period ended December 31, 2006.

Supplementary Information

11

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2007

See accountant's audit report

Elite Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Computation of Net Capital

Total stockholder's equity:	$57,912
Nonallowable assets:	
Property, furniture and equipment, net	-
Net allowable capital	57,912

Computation of Basic Net Capital Requirement

Minimum net capital required	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 52,912

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of December 31, 2007

Net Capital per audited report	$57,912
Difference due to accounts receivable	0
Reconciled Difference	$57,912

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2007

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2008

Board of Directors
Elite Securities, Inc.
800 Bering Drive Suite 105
Houston, TX 77057

In planning and performing my audit of the financial statements and supplemental schedules of Elite Securities, Inc. for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

